Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations and Corporate Communications

(905) 286-3000

For Immediate Release:

BIOVAIL ANNOUNCES RESULTS OF 2009 ANNUAL AND SPECIAL

MEETING OF SHAREHOLDERS

TORONTO, Canada – May 28, 2009 – Biovail Corporation (NYSE/TSX:BVF) today announced that based on a preliminary vote count at today’s Annual and Special Meeting, shareholders have voted overwhelmingly in favour of all Biovail nominees to the Board of Directors and in favour of all other matters proposed in Biovail’s Notice of Meeting, including to reduce the quorum requirement for a meeting of shareholders from 51% to 25%. Of the 110.6 million votes cast, which represents approximately 70% of the total shares outstanding, over 98% were voted in favour of each of Biovail’s Director nominees.

Shareholders voted to elect Chairman Dr. Douglas J.P. Squires, Serge Gouin, David H. Laidley, J. Spencer Lanthier, Mark Parrish, Dr. Laurence E. Paul, Robert N. Power, Lloyd Segal, Sir Louis Tull, Michael R. Van Every and Chief Executive Officer Bill Wells. In addition, Biovail will appoint Mr. Frank Potter to the Company’s Board of Directors and Audit Committee immediately following the shareholders’ meeting.

“On behalf of Biovail’s Board of Directors and management, we thank all of our shareholders for their continued support and confidence,” said Dr. Douglas Squires, Chairman of the Biovail Board of Directors. “Today’s vote demonstrates that Biovail shareholders believe we are taking the right steps with the right Board and management team to build shareholder value. We look forward to continuing to focus on the continued successful implementation of our New Strategic Focus.”

Prior to the closing of the polls at the Annual and Special Meeting, all proxy cards received were turned over to the independent scrutineer, CIBC Mellon Trust Company, for final tabulation and certification.

Final results will be released after the votes have been tabulated and certified, which the Company expects to occur later today.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning defined under applicable Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, and can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “target” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and readers are cautioned not to place undue reliance on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the risks detailed in our Management Proxy Circular and from time to time in our filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as well as our ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3.D of Biovail’s most recent Annual Report on Form 20-F.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.